Exhibit 99.1

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2026 and 2025

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended March 31,
	Notes	2026	2025
Revenue	4	537,624	447,818
Cost of services	5	(339,070)	(291,334)
Gross profit		198,554	156,484
Selling, general and administrative expenses	6	(64,782)	(54,333)
Other operating income	7	7,742	6,951
Other operating expenses		(2,048)	(5,054)
Operating income		139,466	104,048
Share of loss in associates		(708)	(495)
Income before financial results and income tax		138,758	103,553
Financial income	8	16,584	10,873
Financial loss	8	(22,965)	(42,254)
Inflation adjustment	8	(4,074)	(3,544)
Income before income tax		128,303	68,628
Income tax	9	(47,863)	(32,382)
Income for the period		80,440	36,246
Attributable to:
Owners of the parent		77,054	40,772
Non-controlling interests		3,386	(4,526)
		80,440	36,246
Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.47	0.25
Diluted earnings per share		0.47	0.25

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended March 31,
	2026	2025
Income for the period	80,440	36,246

Items that will not be reclassified to loss or profit:
Remeasurements of defined benefit obligations	57	29
Items that may be reclassified to profit or loss:
Changes in the fair value of the instruments used to hedge cash flows	1,125	639
Income tax impact of the instruments used to hedge cash flows	(269)	(153)
Share of other comprehensive (loss)/income from associates	(4)	32
Currency translation adjustment	149,190	24,271
Other comprehensive income for the period, net of income tax	150,099	24,818
Total comprehensive income for the period	230,539	61,064
Attributable to:
Owners of the parent	216,878	68,220
Non-controlling interests	13,661	(7,156)
	230,539	61,064

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At March 31, 2026	At December 31, 2025
ASSETS
Non-current assets
Intangible assets, net	10	3,408,858	3,137,980
Property, plant and equipment, net		82,074	86,116
Right-of-use asset		8,146	8,933
Investments in associates		42,217	43,344
Other financial assets at fair value through profit or loss		12,155	5,413
Other financial assets at amortized cost		105,022	108,896
Deferred tax assets		15,484	12,638
Inventories		306	294
Other receivables		65,533	60,010
Trade receivables		2	11
		3,739,797	3,463,635
Current assets
Inventories		17,425	14,735
Other financial assets at fair value through profit or loss		5,568	2,451
Other financial assets at amortized cost		100,587	119,633
Other receivables		69,528	66,594
Current tax assets		3,149	10,989
Trade receivables		186,459	177,744
Cash and cash equivalents	11	666,227	592,759
		1,048,943	984,905
Assets classified as held for sale		137	137
		1,049,080	985,042
Total assets		4,788,877	4,448,677

EQUITY	14
Share capital		165,219	165,219
Share premium		221,434	221,434
Treasury shares		(3,918)	(3,918)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(36,275)	(175,542)
Legal reserves		10,017	10,017
Other reserves		(1,330,244)	(1,332,210)
Retained earnings		1,041,695	964,641
Total attributable to owners of the parent		1,804,866	1,586,579
Non-controlling interests		76,635	74,169
Total equity		1,881,501	1,660,748

LIABILITIES
Non-current liabilities
Borrowings	12	936,896	955,856
Derivative financial instruments liabilities		350	1,223
Deferred tax liabilities		461,598	400,582
Other liabilities	13	752,389	693,493
Lease liabilities		5,106	5,406
Non-current tax liabilities		1,636	1,636
Trade payables		1,166	1,219
		2,159,141	2,059,415
Current liabilities
Borrowings	12	148,452	139,362
Other liabilities	13	447,784	428,947
Lease liabilities		3,415	4,326
Derivative financial instruments liabilities		656	934
Current tax liabilities		31,359	23,789
Trade payables		116,569	131,156
		748,235	728,514
Total liabilities		2,907,376	2,787,929
Total equity and liabilities		4,788,877	4,448,677

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2026	165,219	221,434	(3,918)	378,910	1,358,028	10,017	(175,542)	(1,332,210)	964,641	1,586,579	74,169	1,660,748
Income for the period	-	-	-	-	-	-	-	-	77,054	77,054	3,386	80,440
Other comprehensive income for the period	-	-	-	-	-	-	139,267	557	-	139,824	10,275	150,099
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	1,409	-	1,409	-	1,409
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(11,195)	(11,195)
Balance at March 31, 2026	165,219	221,434	(3,918)	378,910	1,358,028	10,017	(36,275)	(1,330,244)	1,041,695	1,804,866	76,635	1,881,501

Balance at January 1, 2025	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(116,471)	(1,319,682)	718,511	1,369,274	148,686	1,517,960
Income for the period	-	-	-	-	-	-	-	-	40,772	40,772	(4,526)	36,246
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	27,209	239	-	27,448	(2,630)	24,818
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	264	-	264	-	264
Balance at March 31, 2025	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(89,262)	(1,319,179)	759,283	1,437,758	141,530	1,579,288

(1)  Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the three-month period ended March 31,
	Notes	2026	2025
Cash flows from operating activities
Income for the period from continuing operations		80,440	36,246
Adjustments for:
Amortization and depreciation		64,999	59,236
Deferred income tax	9	11,683	23,371
Current income tax	9	36,180	9,011
Share of loss in associates		708	495
Loss on disposals of property, plant and equipment		19	299
Low value, short term and variable lease payments		(471)	(775)
Share based compensation expenses		1,409	264
Interest expenses	8	22,402	23,703
Other financial results, net		(1,460)	(4,088)
Net foreign exchange	8	(38,005)	(10,919)
Other accruals		(1,452)	1,986
Inflation adjustment		(6,267)	(3,369)
Acquisition of intangible assets		(49,165)	(33,972)
Income tax paid		(16,434)	(9,025)
Unpaid concession fees		28,473	25,864
Changes in liability for concessions	8	31,205	27,239
Changes in working capital	17	(61,929)	(65,288)
Net cash provided by operating activities		102,335	80,278

Cash flows from investing activities
Cash contribution in associates		-	(74)
Acquisition of other financial assets		(83,303)	(45,821)
Disposals of other financial assets		94,716	44,525
Acquisition of property, plant and equipment		(2,907)	(2,247)
Acquisition of intangible assets		(424)	(282)
Proceeds from property, plant and equipment		18	26
Other		2,357	309
Net cash provided by/(used in) investing activities		10,457	(3,564)

Cash flows from financing activities
Loans obtained	12	233	95
Guarantee deposits		(763)	(219)
Principal elements of lease payments		(1,400)	(1,014)
Loans repaid	12	(26,495)	(43,964)
Interest paid	12	(14,030)	(14,706)
Dividends paid to non-controlling interests in subsidiaries		-	(11,953)
Net cash used in financing activities		(42,455)	(71,761)
Increase in cash and cash equivalents from continuing operations		70,337	4,953

Movements in cash and cash equivalents
At the beginning of the period		592,759	439,847
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		3,131	3,818
Increase in cash and cash equivalents from continuing operations		70,337	4,953
At the end of the period	11	666,227	448,618

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Financial risk factors
20	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information

Corporación América Airports S.A. is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions.

The Company’s shares trade on the NYSE under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by SCF, a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2025.

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on May 13, 2026.

2            Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2025. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS.

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of these Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities. The significant judgments and key sources of estimation uncertainty are consistent with those described in the audited Consolidated Financial Statements for the year ended December 31, 2025.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

Argentina continues to be considered a hyperinflationary economy in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies”. Accordingly, the financial information of subsidiaries and associates whose functional currency is the Argentine peso has been restated for the effects of inflation and translated into U.S. dollars according to the procedures stated in Note 2.X of the Consolidated Financial Statements for the year ended December 31, 2025.

The inflation adjustment and the translation of comparative amounts in the current period is included in Currency translation adjustment line. The estimated price index as of March 31, 2026, was 11,036.06 (10,121.37 as of December 31, 2025) and the conversion factor derived from the indexes for the three-month period ended March 31, 2026, was 1.09 (1.07 for the three-month period ended March 31, 2025).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

New and amended standards

The following accounting standards and interpretations became applicable for the annual period commencing on or after January 1, 2026:

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7.

- Annual improvements to IFRS – Volume 11.

The Consolidated Financial Statements for the year ended December 31, 2025 include a discussion of the implications of these amendments and improvements.

The amendments and improvements listed above did not have any material impact on these Condensed Consolidated Interim Financial Statements.

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but their respective application is not mandatory for reporting periods ending December 31, 2026 and have not been early adopted by the Group:

- Presentation and Disclosures in Financial Statements – IFRS 18 (effective for annual periods beginning on or after 1 January 2027).

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users.

Although the adoption of IFRS 18 will not have an impact on the Group´s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact on how operating profit is calculated and reported. From the high-level impact assessment performed by the Group, it is expected that certain foreign exchange results may need to be disaggregated and presented within other foreign exchange result lines classified in the operating income/(loss) or the investing income/(loss) categories.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information

These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which contains definitions and further information regarding the Group´s reportable operating segments.

The segment information and the definitions of segment performance measures presented in these Condensed Consolidated Interim Financial Statements are consistent with those disclosed in Notes 2.W and 4 to the audited Consolidated Financial Statements for the year ended December 31, 2025.

The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended March 31, 2026
Aeronautical revenue (*)	179,602	12,351	29,086	20,592	21,809	14,381	277,821
Non-aeronautical revenue (*)
Commercial revenue	107,833	20,355	27,607	44,914	8,109	10,245	219,063
Construction service revenue	22,735	440	10,301	1,856	-	7,065	42,397
Other revenue	-	-	10	-	-	940	950
Revenue	310,170	33,146	67,004	67,362	29,918	32,631	540,231
Salaries and social security contributions	(54,200)	(6,087)	(9,483)	(7,284)	(3,532)	(8,501)	(89,087)
Concession fees	(41,902)	(6,168)	(6,625)	-	(9,778)	(1,828)	(66,301)
Construction service cost	(22,648)	(440)	(10,301)	(1,614)	-	(5,557)	(40,560)
Maintenance expense	(36,697)	(1,272)	(6,175)	(1,668)	(1,280)	(4,334)	(51,426)
Amortization and depreciation	(41,095)	(3,179)	(3,370)	(3,687)	(1,962)	(2,996)	(56,289)
Cost of fuel	-	(74)	(1,252)	(27,987)	-	-	(29,313)
Other operational expenditures	(34,090)	(5,353)	(6,746)	(4,397)	(5,897)	(8,693)	(65,176)
Operational expenditure	(230,632)	(22,573)	(43,952)	(46,637)	(22,449)	(31,909)	(398,152)
Other operating income	7,175	41	62	464	-	-	7,742
Other operating expenses	(741)	(32)	(100)	(372)	(2)	(755)	(2,002)
Operating income	85,972	10,582	23,014	20,817	7,467	(33)	147,819
Share of income / (loss) in associates	-	-	-	-	-	-	-
Amortization and depreciation	41,095	3,179	3,370	3,687	1,962	2,996	56,289
Adjusted Ebitda	127,067	13,761	26,384	24,504	9,429	2,963	204,108
Construction services revenue	(22,735)	(440)	(10,301)	(1,856)	-	(7,065)	(42,397)
Construction services cost	22,648	440	10,301	1,614	-	5,557	40,560
Adjusted Ebitda excluding Construction Services	126,980	13,761	26,384	24,262	9,429	1,455	202,271

March 31, 2026
Current assets	265,862	131,641	65,673	90,354	44,295	59,844	657,669
Non-current assets	2,115,162	507,996	274,976	217,372	44,620	307,234	3,467,360
Capital Expenditure	23,057	660	11,346	3,873	1,373	7,853	48,162
Current liabilities	264,290	299,069	68,786	87,713	49,406	79,283	848,547
Non-current liabilities	808,681	849,421	68,768	123	5,458	146,041	1,878,492

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended March 31, 2025
Aeronautical revenue (*)	152,563	9,245	25,812	17,421	19,926	11,737	236,704
Non-aeronautical revenue (*)
Commercial revenue	96,033	15,745	23,223	29,786	7,314	8,771	180,872
Construction service revenue	20,219	184	4,535	896	-	5,072	30,906
Other revenue	-	-	11	-	-	1,500	1,511
Revenue	268,815	25,174	53,581	48,103	27,240	27,080	449,993
Salaries and social security contributions	(48,391)	(4,714)	(7,596)	(5,705)	(3,186)	(7,015)	(76,607)
Concession fees	(36,361)	(5,229)	(5,977)	-	(8,919)	(1,525)	(58,011)
Construction service cost	(20,142)	(184)	(4,535)	(870)	-	(2,943)	(28,674)
Maintenance expense	(35,133)	(1,038)	(5,373)	(1,448)	(1,654)	(3,295)	(47,941)
Amortization and depreciation	(36,054)	(2,698)	(2,833)	(5,481)	(1,819)	(2,596)	(51,481)
Cost of fuel	-	(64)	(1,226)	(17,035)	-	-	(18,325)
Other operational expenditures	(31,228)	(4,475)	(6,183)	(4,441)	(5,376)	(8,784)	(60,487)
Operational expenditure	(207,309)	(18,402)	(33,723)	(34,980)	(20,954)	(26,158)	(341,526)
Other operating income	6,551	115	157	115	-	13	6,951
Other operating expenses	(4,413)	(4)	(61)	(570)	(6)	-	(5,054)
Operating income	63,644	6,883	19,954	12,668	6,280	935	110,364
Share of loss in associates	-	-	-	-	-	-	-
Amortization and depreciation	36,054	2,698	2,833	5,481	1,819	2,596	51,481
Adjusted Ebitda	99,698	9,581	22,787	18,149	8,099	3,531	161,845
Construction services revenue	(20,219)	(184)	(4,535)	(896)	-	(5,072)	(30,906)
Construction services cost	20,142	184	4,535	870	-	2,943	28,674
Adjusted Ebitda excluding Construction Services	99,621	9,581	22,787	18,123	8,099	1,402	159,613

Capital Expenditure	20,339	569	6,989	2,747	177	6,197	37,018

December 31, 2025
Current assets	251,740	112,487	47,710	73,022	61,014	73,155	619,128
Non-current assets	1,852,734	489,453	267,095	225,285	46,023	308,678	3,189,268
Capital Expenditure	123,742	2,832	38,819	22,039	5,225	34,128	226,785
Current liabilities	277,104	279,587	36,875	22,134	51,118	85,034	751,852
Non-current liabilities	764,975	782,678	68,911	127	5,232	151,258	1,773,181

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

Reconciliations

Adjusted EBITDA related to the reportable segments reconciles to income before income tax expense as follows:

	For the three-month period ended March 31, 2026	For the three-month period ended March 31, 2025
Adjusted Ebitda - Total reportable segment	204,108	161,845
Amortization and depreciation	(56,289)	(51,481)
Intrasegment Adjustments	(7)	-
Unallocated	(9,054)	(6,811)
Financial income	16,584	10,873
Financial loss	(22,965)	(42,254)
Inflation adjustment	(4,074)	(3,544)
Income before income tax expense	128,303	68,628

Revenue, operational expenditures, as well as total operating income / (loss) related to the reportable segments are reconciled below to the corresponding totals shown in these Condensed Consolidated Financial Statements. Additionally, operating income / (loss) is reconciled to income for the period.

	For the three-month period ended March 31, 2026				For the three-month period ended March 31, 2025
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Revenue	540,231	(4,741)	2,134	537,624	449,993	(4,385)	2,210	447,818
Operational expenditure	(398,152)	4,734	(10,434)	(403,852)	(341,526)	4,385	(8,526)	(345,667)
Other operating income	7,742	-	-	7,742	6,951	-	-	6,951
Other operating expenses	(2,002)	-	(46)	(2,048)	(5,054)	-	-	(5,054)
Operating income / (loss)	147,819	(7)	(8,346)	139,466	110,364	-	(6,316)	104,048
Share of loss in associates	-	-	(708)	(708)	-	-	(495)	(495)
Financial income				16,584				10,873
Financial loss				(22,965)				(42,254)
Inflation adjustment				(4,074)				(3,544)
Income before income tax expense				128,303				68,628
Income tax				(47,863)				(32,382)
Income for the period				80,440				36,246

Assets and liabilities related to the reportable segments reconcile to the corresponding totals shown in these Condensed Consolidated Interim Financial Statements as follows:

	At March 31, 2026				At December 31, 2025
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Current assets	657,669	(279,568)	670,979	1,049,080	619,128	(193,373)	559,287	985,042
Non-current assets	3,467,360	(15,417)	287,854	3,739,797	3,189,268	(15,568)	289,935	3,463,635
Capital Expenditure	48,162	-	-	48,162	226,785	-	2	226,787
Current liabilities	848,547	(273,668)	173,356	748,235	751,852	(193,604)	170,266	728,514
Non-current liabilities	1,878,492	(21,239)	301,888	2,159,141	1,773,181	(15,496)	301,730	2,059,415

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4            Revenue

	For the three-month period ended March 31,
	2026	2025
Aeronautical revenue	277,821	236,704
Non-aeronautical revenue
Commercial revenue	216,153	178,697
Construction service revenue	42,397	30,906
Other revenue	1,253	1,511
	537,624	447,818

Timing of revenue recognition
Over time	418,703	353,357
At a point in time	33,323	20,187
Revenues from sub-concession of spaces	85,598	74,274
Revenue	537,624	447,818

5            Cost of services

	For the three-month period ended March 31,
	2026	2025
Salaries and social security contributions	(71,059)	(63,383)
Concession fees (1)	(63,641)	(55,751)
Amortization and depreciation (2)	(56,123)	(51,683)
Maintenance expenses	(49,673)	(46,828)
Construction services cost	(40,560)	(28,674)
Cost of fuel	(29,313)	(18,325)
Services and fees	(17,003)	(16,885)
Office expenses	(3,568)	(3,836)
Taxes	(1,558)	(1,322)
Others	(6,572)	(4,647)
	(339,070)	(291,334)

(1) Includes depreciation for fixed concession assets fee, included within the depreciation in Note 10, of USD 5,583 for the three-month period ended March 31, 2026 (USD 4,816 for the three-month period ended March 31, 2025).

(2) Includes depreciation of leases of USD 969 for the three-month period ended March 31, 2026 (USD 661 for the three-month period ended March 31, 2025).

6            Selling, general and administrative expenses

	For the three-month period ended March 31,
	2026	2025
Taxes (1)	(19,148)	(16,935)
Salaries and social security contributions	(18,341)	(13,479)
Services and fees	(14,764)	(11,845)
Amortization and depreciation (2)	(3,122)	(2,592)
Office expenses	(2,951)	(2,489)
Maintenance expenses	(1,761)	(1,095)
Advertising	(1,401)	(691)
Insurance	(847)	(957)
Bad debts	(2,500)	(2,613)
Bad debts recovery	2,089	1,059
Other	(2,036)	(2,696)
	(64,782)	(54,333)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 227 for the three-month period ended March 31, 2026 (USD 188 for the three-month period ended on March 31, 2025).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7            Other operating income

	For the three-month period ended March 31,
	2026	2025
Government grants (1)	6,980	6,057
Other	762	894
	7,742	6,951

(1) Corresponds to government grants for the development of airport infrastructure in Group A, operated by AA2000, of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies related to these grants.

8            Financial results, net

	For the three-month period ended March 31,
	2026	2025

Interest income	12,348	8,603
Foreign exchange results	29	57
Other financial income	4,207	2,213
Financial income	16,584	10,873

Interest expense	(22,402)	(23,703)
Foreign exchange results (1)	37,976	10,862
Changes in liability for concessions (2)	(31,205)	(27,239)
Other financial loss	(7,334)	(2,174)
Financial loss	(22,965)	(42,254)

Inflation adjustment	(4,074)	(3,544)
Inflation adjustment	(4,074)	(3,544)
Net financial results	(10,455)	(34,925)

(1) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency borrowings in AA2000.

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9            Income tax

	For the three-month period ended March 31,
	2026	2025
Current income tax	(36,180)	(9,011)
Deferred income tax	(11,683)	(23,371)
	(47,863)	(32,382)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10         Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2026	5,552,671	9,917	28,805	5,591,393
Acquisitions	44,633	-	424	45,057
Disposals	(27)	-	(620)	(647)
Other	153	-	-	153
Transfer from property plant and equipment	7,191	-	-	7,191
Translation differences and inflation adjustment	495,742	(195)	(344)	495,203
	6,100,363	9,722	28,265	6,138,350
Depreciation
Accumulated at January 1, 2026	2,429,479	-	23,934	2,453,413
Depreciation of the period	60,383	-	328	60,711
Disposals	(10)	-	(620)	(630)
Transfer from property plant and equipment	3,774	-	-	3,774
Translation differences and inflation adjustment	212,599	-	(375)	212,224
	2,706,225	-	23,267	2,729,492
At March 31, 2026	3,394,138	9,722	4,998	3,408,858

Cost
Balances at January 1, 2025	5,402,300	8,788	23,843	5,434,931
Acquisitions	33,140	-	282	33,422
Disposals	-	-	(141)	(141)
Write-off	(8,254)	-	-	(8,254)
Translation differences and inflation adjustment	175,252	359	984	176,595
	5,602,438	9,147	24,968	5,636,553
Depreciation
Accumulated at January 1, 2025	2,258,994	-	20,489	2,279,483
Depreciation of the period	55,420	-	211	55,631
Disposals	-	-	(91)	(91)
Write-off	(4,729)	-	-	(4,729)
Translation differences and inflation adjustment	59,140	-	855	59,995
	2,368,825	-	21,464	2,390,289
At March 31, 2025	3,233,613	9,147	3,504	3,246,264

During 2026 and 2025 the Group has not identified impairment indicators except in the Brazilian segment due to the losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian CGU (covering concession assets with a carrying value of USD 558.5 million as of March 31, 2026) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical data.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of March 31, 2026 and December 31, 2025, the recoverable amount of aforementioned CGU’s exceeded their respective carrying amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11         Cash and cash equivalents

	At March 31, 2026	At December 31, 2025
Cash to be deposited	1,212	281
Cash at banks	91,616	171,762
Time deposits	47,084	33,873
Other cash equivalents (1)	526,315	386,843
	666,227	592,759

(1) Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk in view of the external credit ratings of the counterparties and low risk of changes in value.

As of March 31, 2026, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 5,803 (USD 4,924 as of December 31, 2025).

12         Borrowings

	At March 31, 2026	At December 31, 2025
Non-current
Bank and financial borrowings (**)	283,918	281,644
Notes (*)	652,978	674,212
	936,896	955,856
Current
Bank and financial borrowings (**)	24,986	21,689
Notes (*)	106,547	100,595
Other	16,919	17,078
	148,452	139,362
Total Borrowings	1,085,348	1,095,218

Changes in borrowings during the period is as follows:

	For the three-month period ended March 31,
	2026	2025
Balances at the beginning of the period	1,095,218	1,158,071
Loans obtained	233	95
Loans repaid	(26,495)	(43,964)
Interest paid	(14,030)	(14,706)
Accrued interest for the period	22,240	23,052
Translation differences and inflation adjustment	8,182	16,232
Balances at the end of the period	1,085,348	1,138,780

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12         Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At March 31, 2026 (1)	223,224	195,677	682,019	316,565	1,417,485
At December 31, 2025 (1)	221,588	191,683	681,905	350,081	1,445,257

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which contains further information regarding borrowings.

(*) Notes include the following as of March 31, 2026:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes Senior secured guarantee notes	Nov-2021 May-2015, May-2020 (1)	USD USD	246.2 14.6	Nov-2034 Nov-2032	Fixed 6.875% Fixed 6.875%	236.4 9.4
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	15.0
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	206.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.4
AA2000	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	48.0
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	15.3
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	29.1
Total							759.5

(1) A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below.

(2) These notes are dollar-linked, denominated in USD but issued and payable in ARS.

(*) Notes include the following as of December 31. 2025:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	232.0
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	9.3
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	20.9
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	62.3
AA2000	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	50.7
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.5
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	22.9
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.7
Total							774.8

(1) A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below.

(2) These notes are dollar-linked, denominated in USD but issued and payable in ARS.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12         Borrowings (Cont.)

(**) As of March 31, 2026, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP plus spread	174.6	A
TCU	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.4	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.5	D
	Banco BBVA Uruguay	USD	Oct-2033	Fixed	4.30%	6.8	B
TA	Lenders	EUR	Jun-2030	Variable	Euribor plus spread	114.0	A
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	2.5	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	2.4
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	3.7	D
PDS	BROU	USD	Mar-2028	Variable	4.69%	4.0	C
Total						308.9

(**) As of December 31, 2025, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP plus spread	168.0	A
TCU	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.1	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.5	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.5	D
	Banco BBVA Uruguay	USD	Oct-2033	Fixed	4.30%	6.7	B
TA	Lenders	EUR	Jun-2030	Variable	Euribor plus spread	114.5	A
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	2.4	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	2.4
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	3.7	D
PDS	BROU	USD	Mar-2028	Variable	4.95%	4.5	C
Total						303.3

(1)	A - Secured/guaranteed.
B - Secured/unguaranteed.
C - Unsecured/guaranteed.
D - Unsecured/unguaranteed.

The Consolidated Financial Statements for the year ended December 31, 2025 includes a detail of the covenants related to Notes, bank and financial borrowings which mainly require the maintenance of certain financial ratios. As of March 31, 2026, the Company and its subsidiaries met the financial covenants under all outstanding financings.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13          Other liabilities

	At March 31, 2026	At December 31, 2025
Non-current
Concession fee payable (1)	684,101	622,938
Advances from customers	7,482	8,303
Provisions for legal claims (4)	5,803	6,139
Provision for maintenance costs (2)	25,175	26,588
Other taxes payable	265	287
Employee benefit obligation (3)	4,113	4,180
Other liabilities with related parties (Note 16)	11,380	11,742
Other payables	14,070	13,316
	752,389	693,493

Current
Concession fee payable (1)	287,921	295,860
Other taxes payable	33,572	26,979
Salary payable	60,254	57,224
Other liabilities with related parties (Note 16)	3,625	2,078
Advances from customers	4,124	5,145
Provision for maintenance costs (2)	6,933	5,335
Expenses provisions	2,259	3,501
Provision for legal claims (4)	7,631	7,481
Other payables	41,465	25,344
	447,784	428,947

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At March 31, 2026 (*)	447,784	94,795	296,070	1,522,242	2,360,891
At December 31, 2025 (*)	428,947	93,512	281,274	1,449,136	2,252,869

(*) The amounts disclosed in the table are undiscounted cash flows.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

(1) The most significant amounts included in the concession fee payable as of March 31, 2026 and December 31, 2025 relate to the concession agreement between ANAC and ICAB.

Changes in the period for fixed and variable concession fee payable are as follows:

	For the three-month period ended March 31,
	2026	2025
Balances at the beginning of the period	918,798	748,515
Financial results (*)	31,205	27,239
Other	51	(98)
Concession fees accrued	58,058	50,935
Payments	(83,316)	(75,817)
Translation differences and inflation adjustment	47,226	54,038
Balances at the end of the period	972,022	804,812

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

As of March 31, 2026, there have been no material changes to the matters related to fixed concession fees payable by ICAB disclosed in Note 23 to the Consolidated Financial Statements for the year ended December 31, 2025.

(2) Changes in the period of the provision for maintenance costs are as follows:

	For the three-month period ended March 31,
	2026	2025
Balances at the beginning of the period	31,923	28,106
Accrual of the period	1,513	1,139
Use of the provision	(629)	(320)
Translation differences and inflation adjustment	(699)	1,176
Balances at the end of the period	32,108	30,101

(3) Changes in the period of the provision for employee benefits is as follows:

	For the three-month period ended March 31,
	2026	2025
Balances at the beginning of the period	4,180	3,885
Actuarial loss (in other comprehensive income)	(77)	(38)
Service cost	154	127
Amounts paid in the period	(90)	(179)
Translation differences and inflation adjustment	(54)	100
Balances at the end of the period	4,113	3,895

(4) Changes in the period of the provision for legal claims is as follows:

	For the three-month period ended March 31,
	2026	2025
Balances at the beginning of the period	13,620	13,817
Accrual of the period	564	47
Use of the provision	(1,018)	(410)
Translation differences and inflation adjustment	268	593
Balances at the end of the period	13,434	14,047

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14          Equity

a) Treasury shares

The remaining shares issued pursuant to the Management compensation plan (defined in Note 30 of the Consolidated Financial Statements for the year ended December 31, 2025) are held in treasury until their allocation to executives and key employees.

Treasury shares	For the three-month period ended March 31,
	2026		2025
	Shares	USD	Shares	USD
Balances at the beginning of the period	2,040,816	3,918	2,132,325	4,094
Transfer of treasury shares to executives and key employees	-	-	-	-
Balances at the end of the period	2,040,816	3,918	2,132,325	4,094

Set out below are summaries of shares granted under the Management compensation plan for the three-month period ended March 31, 2026 and 2025:

	Average price per share	2026	Average price per share	2025
As at January 1,	16.81	81,070	12.44	106,667
Granted during the year	24.02	243,595	-	-
Exercised during the year	-	-	-	-
As at March 31,	22.22	324,665	12.44	106,667

Additionally, below are the monetary value of the shares granted, exercised and accrued (defined in Notes 2.M and 30 of the Consolidated Financial Statements for the year ended December 31, 2025) for the three-month period ended March 31, 2026 and 2025:

	2026			2025
Assignment date	Granted	Exercised	Accrued	Granted	Exercised	Accrued
April 2023	-	-	-	-	-	36
November 2023	-	-	-	-	-	22
August 2024	-	-	74	-	-	206
September 2025	-	-	101	-	-	-
December 2025	-	-	169	-	-	-
March 2026	5,850	-	1,065	-	-	-
As at March 31,	5,850	-	1,409	-	-	264

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14          Equity (Cont.)

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Cash flow hedge (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total

Balances at January 1, 2026	(197,805)	571	(770)	(41,139)	28	63,402	(175,713)
Other comprehensive income / (loss) for the period	139,271	31	701	(4)	(175)	-	139,824
For the period ended March 31, 2026	(58,534)	602	(69)	(41,143)	(147)	63,402	(35,889)

Balances at January 1, 2025	(138,653)	529	(1,643)	(41,220)	268	63,402	(117,317)
Other comprehensive income / (loss) for the period	27,177	17	298	32	(76)	-	27,448
For the period ended March 31, 2025	(111,476)	546	(1,345)	(41,188)	192	63,402	(89,869)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations and cash flow hedge. The movement was recognized as Other comprehensive income for the period of other reserves.

c) Other reserves

The movements of Other reserves of the owners of the Company are as follows:

	For the three-month period ended March 31,
	2026	2025
Balances at the beginning of the period	(1,332,210)	(1,319,682)
Share-based compensation reserve	1,409	264
Hedge reserve net of income tax	534	226
Remeasurement of defined benefit obligations net for income tax	23	13
Balances at the end of the period	(1,330,244)	(1,319,179)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements are adequate based upon currently available information.

CAER – Tax proceedings

A tax-related claim has been initiated against CAER concerning interest assessed on the advance payment of Corporate Income Tax for fiscal year 2024. Following a review of the information and filings submitted by CAER, in March 2026, the Argentinean tax authority claimed payment of the interests. CAER is currently assessing the appropriate course of action in connection with this matter. The amount currently claimed is approximately ARS 596.4 million (equivalent to USD 0.4 million).

There are no other lawsuits or legal proceedings additional to the ones included in the Consolidated Financial

Statements for the year ended December 31, 2025.

b. Commitments

ECOGAL Concession Agreement

On January 15, 2026, ECOGAL and the National civil aviation authority executed an addendum to the concession agreement for Seymour Airport, located on Baltra Island, Galápagos, Ecuador. The addendum provides for the rebalancing of the economic and financial equilibrium of the concession agreement, which had been adversely affected by the COVID-19 pandemic, extending the concession by six years through December 31, 2032. Further key changes to the concession agreement are detailed in Note 33 to the Consolidated Financial Statements for the year ended December 31, 2025.

Armenian Concession Agreement

On January 23, 2026, an amendment agreement with the GOA to amend certain terms of the existing concession agreement of December 17, 2001, was signed, extending the concession by thirty-five years through December 31, 2067 and foreseeing a CAPEX plan of USD 425 million. Further key changes to the concession agreement are detailed in Note 33 to the Consolidated Financial Statements for the year ended December 31, 2025.

CAAP – Award agreement to operate Baghdad International Airport in Iraq

On March 12, 2026, a standby letter of credit issued by Citi Bank, totaling USD 2.1 million, was provided in order to replace the existing counter-guarantee related to this airport concession tender (refer to Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2025). This guarantee will remain in full force until December 1, 2026.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15          Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of March 31, 2026 and December 31, 2025, equity as defined under Lux GAAP consisted of:

	At March 31, 2026	At December 31, 2025
Share capital	165,219	165,219
Share premium	221,434	221,434
Reserve for own shares	3,918	3,918
Legal reserve	10,017	10,017
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,354,109	1,354,109
Retained earnings	315,088	187,460
Total equity in accordance with Luxembourg law	2,448,695	2,321,067

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16           Related party balances and transactions

CAAP is controlled by ACI Airports S.à r.l., which is controlled by CAI, previously denominated America Corporation International S.à r.l.), both of which are Luxembourg based companies.

CAI is controlled by SCF (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16           Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At March 31, 2026	At December 31, 2025
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,833	1,480
Trade receivables with other related parties	1,601	1,913
Other receivables with associates	1,354	2,238
Other receivables with other related parties	9,292	9,478
Other financial assets with associates	2,446	2,408
Other financial assets with other related parties (1)	70,240	69,729
Trade payables to associates	(3,851)	(4,078)
Trade payables to other related parties	(5,544)	(4,184)
	77,371	78,984

(b) Other liabilities
Other liabilities to associates (2)	(12,289)	(12,651)
Other liabilities to other related parties	(2,716)	(1,169)
	(15,005)	(13,820)
(c) Other balances
Cash and cash equivalents placed with other related parties	34,939	28,142
	34,939	28,142

(1) As of March 31, 2026, mainly includes a loan and time deposits to other related parties amounting to USD 16.7 million and USD 50.0 million respectively (USD 16.7 million and USD 50.0 million respectively as of December 31, 2025).

As of March 31, 2026, the loan denominated in USD accrues interest at a fixed annual rate of 8.0% and matures in December 2026.

Time deposits with related parties include the following deposits in Converse Bank as of March 31, 2026 and December 31, 2025:

Contract date	Maturity date	Interest rate	Contract currency	Contract amount (In million of USD)
Jan-24	Jan-27	5.00%	USD	10.0
Feb-25	Feb-28	5.00%	USD	20.0
Jul-25	Jul-28	4.75%	USD	10.0
Aug -25	Aug-28	5.00%	USD	5.0
Aug -25	Aug -28	10.50%	DRAM	5.0
Total				50.0

The Group´s investments reported in Other financial assets with related parties are considered to be low-risk investments. The credit ratings of the issuers are monitored for credit deterioration. The Group has not experienced significant losses from those assets.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16           Related party balances and transactions (Cont.)

(2) Includes deferred income from associates.

Summary of transactions with related parties are:

	For the three-month period ended March 31,
	2026	2025
Transactions
Aeronautical/Commercial revenue	7,419	6,833
Fees	(4,027)	(3,702)
Interest accruals	803	792
Acquisition of goods and services	(10,321)	(8,808)
Compensation to the Group’s key staff	(2,076)	(1,272)
Others	(1,538)	(793)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 2,577 as of March 31, 2026 (USD 3,470 as of December 31, 2025). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 1,296 as of March 31, 2026 (USD 1,569 as of March 31, 2025).

As mentioned in Note 12, certain guarantees related to financial liabilities have been received from PDS’s Chairman for an amount of USD 0.6 million.

17          Cash flow disclosures

	For the three-month period ended March 31,
	2026	2025
Changes in working capital
Other receivables and credits	19,402	356
Inventories	(2,538)	(1,134)
Other liabilities	(78,793)	(64,510)
	(61,929)	(65,288)

The most significant non-cash transactions are detailed below:

	For the three-month period ended March 31,
	2026	2025
Intangible assets increase with an increase in Other liabilities / Borrowings / Lease liabilities	(153)	832
Property, plant and equipment acquisition with an increase in Other liabilities	(456)	(1,349)
Right-of-use asset initial recognition with an increase in Lease liabilities	(5)	(198)
Dividends declared pending payment	(11,195)	-
Income tax paid with tax certificates	(922)	(121)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

18         Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements for the year ended December 31, 2025, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at March 31, 2026:

	Fair value	Carrying amount
Trust funds (1)	53,721	49,398
Long-term borrowings (2)	890,522	936,896

(1) It is included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow method (Level 3).

(2) Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value through other comprehensive income nor through profit or loss except for the fair value derivative disclosed in note 19, which is also valuated through calculations under Level 2 and Level 3 hierarchy.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in

IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

19         Financial risk factors

a)	Impact of conflict between Iran, Israel and United States

The escalation of conflicts between Iran, Israel and United States is disrupting international travel in the Middle East. It is likely that this war will continue to disrupt supply chains, cause instability in the global economy and disrupt international travel affecting countries generally served by the Company, mainly Armenia.

During the first three months of the year and till the issuance of these Condensed Consolidated Interim Financial Statements, there was no material impact on the operations of the airports operated by the Group. However, given the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent of the impact on the Company’s business, results of operations, financial position and liquidity is unknown. The Company continues to closely monitor the situation.

b)	Argentina economical context

As stated in Note 3A of the Consolidated Financial Statements for the year ended December 31, 2025, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties. The estimated inflation rate for the three-month period ended March 31, 2026 was 9.0%, while there was an appreciation of Argentinean pesos against the US Dollars in the same period of 5.0%.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19         Financial risk factors (Cont.)

c)	Interest rate risk

The Group’s interest rate risk principally arises from long-term borrowings (Note 12). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings:

	At March 31, 2026	At December 31, 2025
Fixed rate (*)	788,977	804,256
Variable rate	296,371	290,962
	1,085,348	1,095,218

(*) As of March 31, 2026, includes USD 126.4 million of short-term borrowings (USD 120.5 million as of December 2025) and USD 662.6 million of long-term borrowings (USD 683.8 million as of December 31, 2025).

As stated in Note 3.A of the Consolidated Financial Statements for the year ended December 31, 2025, in July 2024, TA entered into interest rate swaps agreements with each Lender aiming to mitigate the exposure to the interest rate fluctuations (Euribor) affecting cash flows, establishing a fixed interest rate of 3.02% over the principal amount already drawn, effective until June 30, 2030. The notional amount being hedged corresponds to 100% of the principal drawn (EUR 82.8 million) for the semi-annual interest payments until June 30, 2027, while for the interest payments from December 31, 2027 to June 30, 2030 it covers a 75% of that principal.

As of March 31, 2026, the fair value of the derivatives stands at EUR 0.9 million (equivalent to USD 1.0 million) (EUR 1.8 million, equivalent to USD 2.2 million as of December 31, 2025), which, net of deferred tax, impacts Other Comprehensive Income by EUR 0.7 million (equivalent to USD 0.9 million) (EUR 0.5 million, equivalent to USD 0.5 million as of March 31, 2025).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

20         Subsequent events

Other commitments

As stated in Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2025, UniCredit Bank issued a EUR 1.2 million guarantee (USD 1.4 million equivalent) in favor of CAAP in connection with an airport concession tender. On April 27, 2026, the guarantee has been extended through August 9, 2027.

Disposal of subsidiary - CAER

On May 4, 2026, CAAP completed the sale of its equity interest in CAER, resulting in the loss of control over the subsidiary, for consideration amounting to USD 720, of which USD 220 has been already collected and the remaining USD 500 is expected to be collected no later than June 10, 2026.

As part of the sale agreement, CAAP has agreed to assume the exposure, in the event of an adverse outcome, related to the tax proceedings described in Note 15.a of these Condensed Consolidated Interim Financial Statements.

CAAP - Annual General Shareholders Meeting

On May 13, 2026, CAAP held its Annual General Meeting of Shareholders in Luxembourg, where the shareholders approved the Company’s financial statements as of December 31, 2025 and resolved to allocate USD 5,198, representing 5% of the profit generated during the 2025 financial year, to legal reserve. Luxembourg law requires this allocation until legal reserve equals 10% of the Company´s share capital.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Glossary

Term	Definition
USD	U.S. Dollars
R$	Brazilian Reales
ARS	Argentine Peso
DRAM	Armenian Dram
EUR	Euro
AA2000	Aeropuertos Argentina 2000 S.A.
ACI	ACI Airport Sudamérica S.A.U.
Adjusted EBITDA	Net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization
Adjusted EBITDA excluding construction services	Net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization.
BROU	Banco de la República Oriental del Uruguay
CAAP	Corporación América Airports S.A.
CAER	Corporación Aeroportuaria S.A.
CAI	Corporación América International S.à r.l
CAISA	Consorcio Aeropuertos Internacionales S.A.
CGU	Cash-generating unit
Company	Corporación América Airports S.A.
EBITDA	Earnings before interest, taxes, depreciation and amortization
GOA	Government of Armenia
Group	The Company and its operating subsidiaries
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICAB	Inframérica Concessionária do Aeroporto de Brasilia S.A.
IFRIC	IFRS Accounting Standards interpretations
IFRS	IFRS Accounting Standards
IPCA	Brazilian Consumer Price index
Lux GAAP	Luxembourg laws and regulations
MULC	Mercado Único y Libre de Cambios
NYSE	New York Stock Exchange
OCI	Other comprehensive income
PDS	Puerta del Sur S.A.
SCF	Southern Cone Foundation
TA	Toscana Aeroporti S.p.A.
TJLP	Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)